Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com

November 21, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 8, 2012
File Number: 001-15787

Dear Mr. Rosenberg:

This letter sets forth the Company’s response to related follow-up comments as clarified by further discussions with the Commission on November 19, 2012.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

18. Equity

Statutory Equity and Income, page 40

1. In the course of your review of the requirements under ASC 944-505-50-1(b), you have requested additional disclosures regarding the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to statutory capital and surplus. Specifically, during our telephone call on November 19, 2012 you asked us to provide proposed enhanced financial statement disclosures, to be included in Form 10-K for the year ending December 31, 2012, that include additional quantitative information with respect to foreign subsidiaries.

Mr. James B. Rosenberg

Securities and Exchange Commission

November 21, 2012

Management Response:

Commencing with the Company’s Form 10-K for the year ending December 31, 2012, we will include the following under “Statutory Equity and Income” currently in Note 18 to the 2011 Form 10-K (changes from Response 1.C. in our letter to you dated September 25, 2012 are underlined):

Each U.S. insurance company’s state of domicile imposes risk-based capital (“RBC”) requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). American Life does not write business in Delaware or any other domestic state and, as such, is exempt from RBC requirements by Delaware law. Regulatory compliance is determined by a ratio of a company’s total adjusted capital, calculated in the manner prescribed by the NAIC (“TAC”) to its authorized control level RBC, calculated in the manner prescribed by the NAIC (“ACL RBC”). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC (“Corrective Action RBC”). While not required by or filed with insurance regulators, the Company also calculates a combined RBC ratio (“Combined RBC Ratio”), which is determined by dividing the sum of TAC for the Company’s principal U.S. insurance subsidiaries, excluding American Life, by the sum of Corrective Action RBC for such subsidiaries. The Company’s Combined RBC Ratio was in excess of XXX% for all periods presented. In addition, all non-exempted U.S. insurance subsidiaries individually exceeded Corrective Action RBC for all periods presented.

The Company’s foreign operations are regulated by applicable authorities of the countries in which each entity operates and are subject to minimum capital and solvency requirements in those countries before corrective action commences. As of December 31, 2012 and 2011, the adjusted capital of American Life’s insurance subsidiary in Japan, the Company’s largest foreign operation, was in excess of X times of the amount of capital that would require corrective action. Excluding Japan, the aggregate required capital and surplus of the Company’s other foreign insurance operations was $X.X billion and the aggregate actual regulatory capital and surplus of such operations was $X.X billion as of date of the most recent required capital adequacy calculation for each jurisdiction. Each of those other foreign insurance operations exceeded minimum capital and solvency requirements of their respective countries for all periods presented.

*****

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James B. Rosenberg

Securities and Exchange Commission

November 21, 2012

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Steven A. Kandarian
John C. R. Hele